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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL STRATEGIC INVESTMENTS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE SUITE # 1420
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FARID VELASQUEZ (305) 373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON BROWN ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR (Address) MIAMI (City) FLORIDA (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, DON LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL STRATEGIC INVESTMENTS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Melissa Gartrell
Commission #DD691772
Expires: AUG. 12, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Melissa Gartrell
Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members
Global Strategic Investments, LLC

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent upon its members to provide financial support for its operations. The Company's ability to continue operations is dependent upon the members' willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	849
Restricted certificate of deposit		47,000
Receivables from broker-dealers and clearing organizations		750,382
Deposits with clearing organizations		546,246
Property and equipment, net		52,579
Prepaids and other assets		39,527
	$	1,436,583

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	644,712
Due to related parties		289,251
Note payable		106,777
Payable to broker-dealers and clearing organizations		10,406
TOTAL LIABILITIES		1,051,146
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBERS' EQUITY		385,437
	$	1,436,583

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions and trading profits	$ 6,733,425
Interest and dividends	19,918
TOTAL REVENUES	6,753,343
EXPENSES:	
Commissions	4,448,872
Salaries	1,105,833
Quotations and research	302,629
Professional fees	272,090
Clearing charges	264,983
Rent	224,588
Regulatory fines and fees	190,709
Insurance	179,715
Travel and entertainment	123,112
Communications	111,936
Depreciation and amortization	28,917
Interest	6,793
Other general and administrative	450,760
TOTAL EXPENSES	7,710,937
NET LOSS	$ (957,594)

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	MEMBERS' EQUITY
BALANCE, JANUARY 1, 2010	$ 599,443
Members contributions	743,588
Net loss	(957,594)
BALANCE, DECEMBER 31, 2010	$ 385,437

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (957,594)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	28,917
Bad debt expense	41,867
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(487,135)
Deposits with clearing organizations	123,036
Marketable securities owned	58,644
Prepaids and other assets	(17,916)
Due from related parties	43,507
Accounts payable and accrued expenses	202,645
Payable to broker-dealers and clearing organizations	(29,788)
Due to related parties	58,732
TOTAL ADJUSTMENTS	22,509
NET CASH USED IN OPERATING ACTIVITIES	(935,085)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(7,196)
CASH FLOWS FROM FINANCING ACTIVITIES	
Note payable	106,777
Members contributions	743,588
NET CASH PROVIDED BY FINANCING ACTIVITIES	850,365
NET DECREASE IN CASH AND CASH EQUIVALENTS	(91,916)
CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	92,765
CASH AND CASH EQUIVALENTS – ENDING OF THE YEAR	$ 849

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 6,793

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. GENERAL

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

During the past eighteen months, the Company has taken a series of measures intended to strengthen the firm's reach and build profitability and reduce the firm's risk profile. These include ceasing all proprietary trading, the hiring of a new Chief Executive Officer during, 2009, with strong experience and success in the industry, the hiring of a new Chief Compliance Officer and a complete restructure of the Company's operational procedures. The firm has substantially reduced costs through process improvement, head-count and compensation reductions. Additionally, the Company has improved revenue and revenue diversification through strenuous institutional business solicitation. Nevertheless, during 2010, the Company did not generate revenues sufficient to maintain its operations, incurred operating losses and had negative cash flows from operations. The Company's ability to continue as a going concern is dependent upon the members' ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) (NOTE 4). The members have committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

During 2010, the Company was assessed a fine of $150,000 by FINRA for apparent inadequate compliance that occurred during 2007 and 2008 (NOTE 6).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Restricted Certificate of Deposit

As of December 31, 2010, the Company has a restricted certificate of deposit amounting to $47,000 which guarantees the standby-letter of credit required by the office facilities lease (NOTE 7). The deposit matures on April 14, 2011, bears interest at 0.28% and renews automatically.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangements

The Company has clearing agreements with Pershing, Wedbush, and Penson (collectively the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. At December 31, 2010, the cash on deposit with the Clearing Brokers was in the amount of $546,246.

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011 which is the date the financial statements were available to be issued

Adoption of Accounting Pronouncements

Consolidation of Variable Interest Entities

In June 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard update that amends existing guidance on the consolidation of variable interest entities ("VIEs"). Among other provisions, this update replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The update is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The adoption of this standard did not have an impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31, 2010:

Office equipment	$ 248,072
Furniture and fixtures	57,486
Leasehold improvements	41,633
	347,191
Less accumulated depreciation and amortization	(294,612)
	$ 52,579

Depreciation and amortization expense amounted to $28,917 for the year ended December 31, 2010.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company's "Net Capital" was $200,604 and the "Required Net Capital" was $100,000. At December 31, 2010, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 5.24 to 1.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANZIATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2010, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2010, the Company had $750,382 due from broker-dealers and clearing organizations and $10,406 due to broker-dealers and clearing organizations. Additionally, at December 31, 2010, the Company had $546,246 in deposits with clearing organizations.

6. NOTE PAYABLE

The Company was the subject of a FINRA examination which indicated that the Company had apparent inadequate compliance with certain provision of the anti-money laundering rules and other recordkeeping compliance matters during 2007 and 2008. During 2010, this matter was resolved. Consequently, the Company and FINRA executed an Acceptance, Waiver and Consent ("AWC"), and the Company was assessed a fine of $150,000, which is included in the regulatory fines and fees caption in the accompanying statement of operations. The Company made an initial payment of $37,500 and, on November 8, 2010, issued an unsecured note payable in favor of FINRA in the amount of $112,500. The note bears interest at 6.25%, requires monthly installments in the amount of $3,440, including interest, and matures on October 28, 2013. The note payable balance as of December 31, 2010 was $106,777, which is included in the accompanying statement of financial condition.

The aggregate maturities of the note payable at December 31, 2010 are as follows:

Years ending December 31,

2011	$ 35,615
2012	37,906
2013	33,256
	$ 106,777

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2013. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the year ended December 31, 2010 was $224,588. Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2010 are as follows:

2011	$ 204,000
2012	190,000
2013	197,000
	$ 591,000

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial operations or results of operations.

8. RELATED PARTY TRANSACTIONS

The Company had the following related party balance, which is non interest-bearing and is due on demand as of December 31, 2010:

Due to parties related through common ownership	$ 289,251

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ACCOMPANYING INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

CREDITS	
Members' equity	$ 385,437
DEBITS	
Property and equipment, net	52,579
Prepaids and other assets	39,527
Good faith deposit with clearing organization	45,704
Restricted certificate of deposit	47,000
TOTAL DEBITS	184,810
NET CAPITAL BEFORE HAIRCUTS	200,627
HAIRCUTS ON CERTIFICATE OF DEPOSIT (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f))	23
NET CAPITAL	200,604
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,051,146	100,000
EXCESS NET CAPITAL	**$ 100,604**
EXCESS NET CAPITAL @ 1,000% (NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS)	**$ 95,489**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	**$ 1,051,146**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**5.24 to 1**

See report of independent certified public accountants.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2010

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$ 190,624
Increase in non-allowable assets	(20,530)
Audit adjustment – increase in accrued expenses	(9,990)
Audit adjustment – increase in accrued revenues	40,500
NET CAPITAL PER COMPUTATION, ON PAGE 11	$ 200,604

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are cleared through the Clearing Brokers, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

SCHEDULE IV

SUBORDINATED BORROWINGS AS OF DECEMBER 31, 2010

As of December 31, 2010 and during the year then ended, the Company did not have any subordinated borrowings.

See report of independent certified public accountants.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Members
Global Strategic Investments, LLC

In planning and performing our audit of the financial statements and accompanying information of Global Strategic Investments, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Members of
Global Strategic Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Global Strategic Investments, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Strategic Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Global Strategic Investments, LLC's management is responsible for the Global Strategic Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
8/2/2010	8213	SIPC	$7,393
2/4/2011	8528	SIPC	$8,390

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements for the period from January 1, 2010 to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2010 to December 31, 2010 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

GLOBAL STRATEGIC INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS